UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018.

Commission File Number: 000-53805

Intellipharmaceutics International Inc.
(Translation of registrant's name into English)

30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ x ]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report of Foreign Private Issuer on Form 6-K and the attached exhibit 99.1 shall be incorporated by reference into the Company's effective Registration Statements on Form F-3, as amended and supplemented (Registration Statement Nos. 333-172796 and 333-218297), filed with the Securities and Exchange Commission, from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Intellipharmaceutics International Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Preliminary Results for the Quarter Ended August 31, 2018

Although the financial statements of Intellipharmaceutics International Inc. (the “Company”) as of and for the quarter ended August 31, 2018 are not yet available, the following information reflects the Company’s estimates of its results based on currently available information.

For the Quarter Ended August 31, 2018, the Company expects to report the following results:

(in thousands, except for per share amounts)

Balance Sheet Data

Cash and cash equivalents	$57
Total assets	$5,634
Total liabilities	$10,593
Net equity	$(4,959)

Statement of Operations
Three month period
Revenue	$414
Net loss	$(3,954)
Net loss per share – basic and diluted	$(0.91)

Revenues represent quarterly profit share payments from the Company’s commercial partners. Operating expenses, consisting primarily of research and development and general and administrative expenses, were significantly higher in the third quarter due to clinical studies related to Oxycodone ER as well as higher patent litigation expenses.

The foregoing constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). Risks and uncertainties relating to the Company and its business can be found in the "Risk Factors" section of the Company's latest annual information form, latest Form 20-F, and latest Form F-1, including amendments thereto (including any documents forming a part thereof or incorporated by reference therein), as well as in the Company’s reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. These preliminary results are unaudited and represent the Company’s estimates only, and the Company’s actual results could differ materially from those set forth above as a result of various factors, including those listed under such “Risk Factors”. In addition, these factors include, without limitation, the risk that additional information may arise during the Company's close process or as a result of subsequent events that would require the Company to make adjustments to the financial information, as well as the risk that adjustments to the Company’s financial statements may be identified through the course of the Company’s independent registered public accounting firm completing its review of the Company's financial statements.

Intellipharmaceutics Announces Completion of the Clinical Component of Category 2 and 3 Human Abuse Liability Studies for Oxycodone ER

The Company announced today that it has completed the clinical part of its Category 2 and 3 human abuse liability studies for its Oxycodone ER (oxycodone hydrochloride extended-release formulation) product candidate to support its abuse-deterrent label claims for both the oral and intranasal route of administration. A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intellipharmaceutics International Inc. (Registrant) /s/ Andrew Patient
Date: October 10, 2018	Andrew Patient Chief Financial Officer

  EXHIBIT LIST

Exhibit	Description
99.1	News Release dated October [10], 2018 – Intellipharmaceutics Announces Completion of the Clinical Component of Category 2 and 3 Human Abuse Liability Studies for Oxycodone ER